UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 12, 2018

Dear Sirs,

Banco Bradesco S.A. informs its shareholders, clients and the market in general that all matters examined at the Special and Annual Shareholders’ Meetings held cumulatively on this date, at 4:15 p.m., were approved as follows:

•      at the Special Shareholders’ Meeting:

the proposal of the Board of Directors to partially amend the Bylaws, due to: the amendment to Paragraph Three of Article 7, to the “caput” and Paragraphs One and Two of Article 12, “caputs” of Articles 8, 10, 22 and 23, letter “b” of Article 24, Single Paragraph of Article 1, Articles 11, 14, 16 and 19 and item III of Article 27, as well as the inclusion of Paragraph Four in the Article 7, of letters “j” and “k” in Article 9 and of letter “g” in Paragraph Three of Article 13.

•      at the Annual Shareholders’ Meeting:

1)       the management accounts and the financial statements related to the fiscal year ended on December 31, 2017, after the shareholders have become aware of the Management and the Independent Auditors’ Reports, the Fiscal Council’s Opinion and the Summary of the Audit Committees’ Report;

2)                 the proposal of the Board of Directors to allocate the net income of the fiscal year 2017, at the amount of  R$14,657,755,123.30, as follows: R$732,887,756.17 to the “Profit Reserves – Legal Reserve” account; R$6,720,523,098.53 to the “Profit Reserves – Statutory Reserve” account; and R$7,204,344,268.60 for the payment of interest on shareholders’ equity, full and paid in advance, reiterating that a new proposal regarding the distribution of interest on shareholders’ equity/dividends related to the year 2017 will not be submitted to the shareholders’ meeting;

3)       the composition of the Board of Directors with 9 members;

4)       the reelection of the current Members of the Board of Directors, Messrs.  Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme, Ms. Denise Aguiar Alvarez, Messrs. João Aguiar Alvarez, Milton Matsumoto; as well as the election of Messrs. Domingos Figueiredo de Abreu, Alexandre da Silva Glüher, Josué Augusto Pancini and Maurício Machado de Minas;

5)       the election of the Effective Members of the Fiscal Council, Messrs.: Domingos Aparecido Maia, José Maria Soares Nunes, Ariovaldo Pereira, Walter Luis Bernardes Albertoni and João Carlos de Oliveira; and their respectives Alternate

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Members Messrs.: Nilson Pinhal, Renaud Roberto Teixeira, Jorge Tadeu Pinto de Figueiredo,   Reginaldo Ferreira Alexandre and José Luiz Rodrigues Bueno.

6)       the proposal of the Board of Directors for the management compensation (fixed and variable), at the annual overall amount of  up to R$335,000,000.00, and the annual amount of up R$345.000.000,00  to support the management’s pension plan, both for the year 2018;

7)       the proposal of the Board of Directors for the Fiscal Council compensation, at the monthly amount  of R$18,000.00, to each Effective member of the Fiscal Council, for the year 2018.

Sincerely,

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.